Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Phormed Inc
1999 Avenue of the Stars, #1100
Century City, CA 90067
www.phormed.com

Up to $2,150,494.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Phormed Inc
Address: 1999 Avenue of the Stars, #1100, Century City, CA 90067
State of Incorporation: NV
Date Incorporated: May 15, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $2,150,494.00 | 2,150,494 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

First Week

Invest within the first week and receive 20% bonus shares.

Second Week

Invest within the first two weeks and receive 15% bonus shares.

Third Week

Invest within the first three weeks and receive 10% bonus shares.

Fourth Week

Invest within the first four weeks and receive 5% bonus shares.

Amount-Based:

$1,000+ | 5% Bonus Shares

Invest $1,000+ to receive 5% bonus shares & access to our Investor Club which allows you to vote on drug names, and receive special investor updates.

$5,000+ | 10% Bonus Shares

Invest $5,000+ to receive 10% bonus shares & access to our Investor Club.

$10,000+ | 15% Bonus Shares

Invest $10,000+ to receive 15% bonus shares & access to our Investor Club.

**All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

PhorMed, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 10% Loyalty Bonus Perk for all previous Crowdfunding offering 1 investors on StartEngine in addition to the aforementioned bonus.

The Company and its Business

Company Overview

PhorMed is a clinical stage biopharmaceutical company developing its compound RP-323, a gene repair therapy. A number of indications are under development using one drug. It has been determined that RP-323 is active along specific cell lines, being able to target damaged or mutated cells due to cancer, viruses and a variety of other factors. Our studies include cancer cells, blood cells and due to its special ability to pass through the Blood Brain Barrier (BBB), neurological cells. Because of RP-323's wide range of activity, the company has been able to build a broad platform off of a single molecule.

The company is working on a treatment for Parkinson's disease that is in line to become a groundbreaking First-In-Class therapy. RP-323 is also targeted to be first-line treatments in Oncology, Neurology and Anti-Virus. The company's mission is to treat unmet medical needs by treating causes and in rare cases the symptom. This is accomplished through differentiation, RP-323's ability to repair the DNA of damaged or mutated cells; by immunotherapy, boosting the body's immune system through cytokine induction; and by stem cell signaling and proliferation, stimulating cell

division once the cell is repaired and functioning properly. All of the mechanisms of action work in unison, allowing the body to repair itself and return to a healthy condition.

5 indications are presently in the pipeline and the company will continue to expand through its continued dedication in research and development. We are committed to the highest standards of scientific excellence and integrity to accomplish these goals for our patients and society.

Since 2019 and joining StartEngine, the company expanded its pipe-line which now includes the 5th and newest indication for COVID-19 and the study of Acute Respiratory Distress Syndrome (ARDS), and discovered a 6th used for RP-323 which we are currently perfecting a patent application for the USPTO. We also completed an animal study for the provention of ARDS which data is now deing annylized. We are midstream with designing a study for Parkinson's disease. We have completed an application for a COVID-19 grant which will be submitted once the ARDS study data becomes available. Administrative advancements were made amending AML and Hodgkin's lymphoma protocols for our IND applications for phase 1/2 FDA filings. We have started the manufacturing process for a new batch of RP-323 serum which will be available to us by the end of year 2022.

The roughly $2.5 million amount raise since 2019, from our round one campaign, went to the above detailed items which include but not limited to advancing our technology, expanding our pipleline, patent maintenance fees, administrative costs associated with USPTO, FDA and grants applications, totaling about 45%. An additional 35% went into marketing which include StartEngine fees, and the remaining 20% went to payroll and general overhead.

Intellectual Property

The Company's Intellectual Property was assigned in 2019 by its inventor, Richard L. Chang, to PhorMed Inc. In particular, No. 13/745,745 titled “COMPOSITIONS AND METHODS OF USE OF PHORBOL ESTERS FOR THE TREATMENT OF NEOPLASMS” (Acute Myeloid Leukemia (“AML”)). Previously, this Intellectual Property was assigned to a separate entity, Rich Pharmaceuticals that previously was involved in the research and development of this IP, however, the company reverted its interest in the IP to Richard L. Change after changing its business model and direction. The initial Phase 1 FDA trial for this drug was conducted by Rich Pharmaceuticals when they were the owner of the IP assets prior to 2019. Now the future development of the drug lies solely with PhorMed, Inc.

History of RP-323 & Understanding FDA Trials

RP-323 originally conducted a Phase I trial in 2004-2005 (https://clinicaltrials.gov/ct2/show/NCT00004058). For human FDA trials, there are only three phases prior to entering into the marketplace. Those are Phase 1, Phase 2, Phase 3. Once Phase 1 is complete, the FDA may require an abbreviated safety phase to be included within the Phase 2 study which they call phase 1/2 or I/II. The 1 (I)

portion of 1/2 (I/II) is an abbreviated safety step. Once the abbreviated safety step is completed companies move directly to starting Phase 2 (II). As of 2022, PhorMed is currently in phase 1/2 (I/II). We are not currently active in a trial at this time however we are in preparation for this next phase.

Competitors and Industry

If we follow our level of success the company will replace chemotherapy, radiation, and bone marrow transplants as first-line treatments. Our drug will revolutionize the industry making the current methods obsolete when treating AML and Hodgkin's Lymphoma (HL) while creating a new drug class in the treatment of Parkinson's disease (PD). Currently, there are no first-line treatments available in PD. By proving the concept, our technology will lead in the treatment of AML, HL, and PD, taking control of the majority of the existing marketplace. We plan to partner with major pharmaceutical companies and/or large biotech companies that have very long-reaching marketing arms worldwide. Our goal is to make our treatment available to everyone the world over and change the current landscape of cancer and Neurological disorders.

Current Stage and Roadmap

Phase I/II trials are initiated under our FDA-specified IND # 124642 for AML. We are currently preparing the protocol and FDA submission package for Hodgkin's Lymphoma (HL) and will be going into final review at our clinical site. Once submitted to the FDA we expect to be in a Phase II trial under the same IND # 124642.

We are now working with our clinical site to perfect a protocol for Parkinson's disease (PD) and once completed and submitted to the FDA, we expect to be in Phase I/II trials under a new IND #. We have been fast-tracked in AML and expect the same designations for HL and PD. We will be applying for orphan drug status where applicable. We continue COVID-19/ARDS studies and still actively continue to expand our pipeline.

The Team

Officers and Directors

Name: Sean M. O'Connell, Ph.D

Sean M. O'Connell, Ph.D's current primary role is with ICIG Healthcare Group. Sean M. O'Connell, Ph.D currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Medical Officer
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Dr. O'Connell's primary job is as President of OConnell Consultants LLC and will work at PhorMed as needed: Work at PhorMed entails

spokesperson for all speaking engagements, symposiums and conferences, manage all corporate and clinical directives, assist in protocol design, maintain clinical site communications, assist in expanding clinical sites, and manage all medical related work. Sean currently receives a salary compensation of $87/hour.

Other business experience in the past three years:

- **Employer:** ICIG Healthcare Group
  Title: Chief Science Officer
  Dates of Service: September 10, 2014 - Present
  Responsibilities: Cell Expansion Facility (Facility closed in January 2018 and new lab being built at a new hospital in Xi'an) - Design, oversee build-out, equip, recruit and train staff of a ‘state-of-the-art’ automated Primary Cell Expansion Facility as part of a Cell Therapy Center of a large private hospital in Northwest China. Develop validated cell culture, automated expansion and safety protocols for the facility. Served as the Director of the Cell Expansion Facility (position has been retained for new facility), supervising a trained staff of cell biologists (PhDs), nurses and technicians. Aegle Research/Aegle BioTech LLC, Princeton Innovation Center BioLabs - Oversee technology transfer of autologous iNKT Cell Therapy from Dr. Xu’s Laboratory Fudan University, Shanghai to New Jersey. Set up toll manufacturing in the US of iNKT cellular therapy. Recruit investigators and study sites for pilot iNKT clinical trials. Recruit and convene Clinical and basic science Advisory Boards for iNKT. Oversee regulatory submission and product registration.

Other business experience in the past three years:

- **Employer:** Englewood Hospital and Medical Center - a Mount Sinai School of Medicine Affiliated Hospital
  Title: Assistant Professor, Vascular and General Surgery
  Dates of Service: October 01, 2014 - Present
  Responsibilities: Surgical Research Laboratory – design, implementation and oversight of pre-clinical and clinical research programs.

Other business experience in the past three years:

- **Employer:** NuTech Medical, Inc. (now part of Organogenesis Inc.)
  Title: Clinical Consultant
  Dates of Service: March 09, 2014 - January 31, 2018
  Responsibilities: Design and execute multi-center clinical studies for NuTech’s proprietary NuShieldÔand AffinityÔ placenta-derived allograft technology in the treatment of chronic lower extremity ulcers. Develop study protocols and IRB submissions. Identify and recruit principal investigators and clinical centers of excellence in wound healing for the multicenter trials. Oversee conduct of trials and perform data analysis, final study reports and assist with peer-

reviewed publication of results

Name: Ben Chang

Ben Chang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO, CFO, Director
  Dates of Service: April 01, 2020 - Present
  Responsibilities: Set all corporate directives and manage all financial matters. Ben currently receives a salary compensation of $275,000 per year and 2.5M shares.

Other business experience in the past three years:

- **Employer:** Rich Pharmaceuticals Inc
  Title: CEO/Director
  Dates of Service: May 18, 2013 - June 24, 2019
  Responsibilities: Oversaw operations of the company.

Name: Carole Salvador

Carole Salvador's current primary role is with Self Employed. Carole Salvador currently services Between 0-5 hours per week as needed hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary/Treasurer
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Record Keeping and filings. Carole receives no salary compensation and received 750,000 common shares as equity compensation

Name: Richard Chang

Richard Chang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CSO
  Dates of Service: January 01, 2020 - Present
  Responsibilities: All duties and decisions relating to science and scientific technology. Richard currently receives salary compensation of $240,000/year.

Name: Stuart Greene

Stuart Greene's current primary role is with Coldwell Banker Hearthside. Stuart Greene currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Marketing and Business Development
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Marketing and Ad design for fundraising purposes. Stuart currently works part-time in his role.

Other business experience in the past three years:

- **Employer:** Coldwell Banker Hearthside
  Title: Realtor
  Dates of Service: January 11, 2019 - Present
  Responsibilities: Self-employed part-time realtor.

Other business experience in the past three years:

- **Employer:** Nomad Associates LLC
  Title: Voice Over Artist
  Dates of Service: January 05, 2019 - Present
  Responsibilities: Voice over artist part-time.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Pharmaceutical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock in the amount of up to $2,150,494.83in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering.

Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational drug company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying voting shares as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the treatment is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We have wide discretion as to the use of the proceeds of this Offering and may not choose to use the proceeds effectively.

We plan to use the net proceeds from this Offering for the purposes set forth under "Estimated Uses of Proceeds." However, we reserve the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which we deem to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, we will have discretion with respect to the use of the proceeds of this Offering and may apply the proceeds in ways with which you do not agree. Investors must depend upon our management's judgment as to the use of proceeds. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected. Investors will not participate in these decisions and must evaluate this risk.

We have a limited product and technology portfolio at the current time.

We have one (1) product in phase I/II clinical trials ("AML"). Our portfolio contains four (4) other indications entering into phase I/II and phase II ("Parkinson's disease", "Hodgkin's Lymphoma", "Immune Thrombocytopenia Purpura" and "Stroke"). There can be no assurance that any of our other product ideas will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed. There can be no assurance that any programs or technologies that we might license or acquire in the future will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed.

We must obtain governmental approval for each of our product candidates.

The development, production and marketing of our potential products are subject to extensive regulation by government authorities in the United States and most other developed countries. The process of obtaining approval from the Food and Drug Administration ("FDA") in the United States requires conducting extensive pre-clinical and clinical testing. We have limited experience in, and limited resources available for, regulatory activities. Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. Any of the following events can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations: • difficulty in securing additional centers to conduct trials; • difficulty in enrolling patients in conformity with required protocols or projected timelines; • unexpected adverse reactions by patients or a temporary suspension or complete ban on trials of our products due to adverse side effects; • clinical trials may not yield sufficiently conclusive results for regulatory agencies to approve the use of our lead product, other products in development, or any other products we may acquire or in-license; • there can be delays, sometimes long delays, in obtaining approval for its product candidates; • the rules and regulations governing product candidates can change during the review process, which can result in the need to spend time and money for further testing or review; • if approval for commercialization is granted, it is possible the authorized use will be more limited than we believe is necessary for commercial success, or that approval may be conditioned on completion of further clinical trials or other activities; and • once granted, approval can be withdrawn, or limited, if previously unknown problems arise with our human-use product or data arising from its use. These and other factors could delay marketing approval from the FDA or cause us to fail to receive any approval from the FDA or other governmental authorities. Trials are expensive, time-consuming and difficult to design and implement. Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Further, the medical, regulatory and commercial environment for pharmaceutical products changes quickly and often in ways that we may not be able to accurately predict. The clinical trial process is also time-consuming, and we do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Significant delays may adversely affect our financial results and the commercial prospects for potential products or any other products we may acquire or in-license, and delay our ability to become profitable. Product development costs and the need for collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Furthermore, as failure can occur at any stage of the trials, we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: • changes to applicable regulatory requirements; • unforeseen safety issues; • determination of dosing issues; • lack of effectiveness in the clinical trials; • slower than expected rates of patient recruitment; • inability to monitor patients adequately during or after treatment; • inability or unwillingness of medical investigators to follow our clinical protocols; • inability to

maintain a supply of the investigational drug in sufficient quantities to support the trials; and • suspension or termination of clinical trials for various reasons, including noncompliance with regulatory requirements or changes in the clinical care protocols and standards of care within the institutions in which our trials take place. In addition, we or the FDA may suspend the clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in any Investigational New Drug Applications ("IND") or the conduct of these trials. A number of companies in the biotechnology and drug development industries have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

The results of our future clinical trials may not support the product candidate claims.
Even if our clinical trials are completed as planned, their results may not support the product-candidate claims, or the FDA or government authorities may not agree with the conclusions regarding such results. Success in preclinical testing and early clinical trials does not ensure that we will be successful, and the results from any later clinical trials may not replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of the NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

Delays in patient enrollment for clinical trials could increase costs and delay regulatory approvals.
The rate of completion of our clinical trials will depend on the rate of patient enrollment. There may be substantial competition to enroll patients in clinical trials for our products and any other product we may develop or in-license. This competition has delayed the clinical trials of other biotechnology and drug development companies in the past. In addition, recent improvements in existing drug therapy may make it more difficult for us to enroll patients in the clinical trials as the patient population may choose to enroll in clinical trials sponsored by other companies or choose alternative therapies. Delays in patient enrollment can result in increased development costs and delays in regulatory approvals.

Our drug-development programs depend upon third-party researchers who are outside our control.
We depend upon independent investigators and collaborators, such as universities, medical institutions, and clinical research organizations to conduct pre-clinical and clinical trials under agreements. These collaborators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to the programs or pursue them as diligently as we would if it were undertaking such programs. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA

applications, if any, and the introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist the competitors at our expense, any competitive position would be harmed. If conflicts arise with our collaborators, they may act in their self-interests, which may be adverse to our interests. Conflicts may arise in our collaborations due to one or more of the following: • disputes with respect to payments that we believe are due under a collaboration agreement; • disagreements with respect to ownership of intellectual property rights; • unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities; • delay of a collaborator's development or commercialization efforts with respect to drug candidates; or • termination or non-renewal of the collaboration. In addition, with our collaborations, we may be required to agree not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that management may pursue, either alone or with others. Our collaborators, however, may be able to develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

We must obtain governmental approval for each of our product candidates.
The development, production and marketing of our potential products are subject to extensive regulation by government authorities in the United States and most other developed countries. The process of obtaining approval from the Food and Drug Administration ("FDA") in the United States requires conducting extensive pre-clinical and clinical testing. We have limited experience in, and limited resources available for, regulatory activities. Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. Any of the following events can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations: • difficulty in securing additional centers to conduct trials; • difficulty in enrolling patients in conformity with required protocols or projected timelines; • unexpected adverse reactions by patients or a temporary suspension or complete ban on trials of our products due to adverse side effects; • clinical trials may not yield sufficiently conclusive results for regulatory agencies to approve the use of our lead product, other products in development, or any other products we may acquire or in-license; • there can be delays, sometimes long delays, in obtaining approval for its product candidates; • the rules and regulations governing product candidates can change during the review process, which can result in the need to spend time and money for further testing or review; • if approval for commercialization is granted, it is possible the authorized use will be more limited than we believe is necessary for commercial success, or that approval may be conditioned on completion of further clinical trials or other activities; and • once granted, approval can be withdrawn, or limited, if previously unknown problems arise with our human-use product or data arising from its use. These and other factors could delay marketing approval from the

FDA or cause us to fail to receive any approval from the FDA or other governmental authorities. Trials are expensive, time-consuming and difficult to design and implement. Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Further, the medical, regulatory and commercial environment for pharmaceutical products changes quickly and often in ways that we may not be able to accurately predict. The clinical trial process is also time-consuming, and we do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Significant delays may adversely affect our financial results and the commercial prospects for potential products or any other products we may acquire or in-license, and delay our ability to become profitable. Product development costs and the need for collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Furthermore, as failure can occur at any stage of the trials, we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: • changes to applicable regulatory requirements; • unforeseen safety issues; • determination of dosing issues; • lack of effectiveness in the clinical trials; • slower than expected rates of patient recruitment; • inability to monitor patients adequately during or after treatment; • inability or unwillingness of medical investigators to follow our clinical protocols; • inability to maintain a supply of the investigational drug in sufficient quantities to support the trials; and • suspension or termination of clinical trials for various reasons, including noncompliance with regulatory requirements or changes in the clinical care protocols and standards of care within the institutions in which our trials take place. In addition, we or the FDA may suspend the clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in any Investigational New Drug Applications ("IND") or the conduct of these trials. A number of companies in the biotechnology and drug development industries have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

We are an early stage company and have not yet generated any profits
PhrMed Inc was formed on 5/15/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PhorMed Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We face intense competition.
The industry is highly competitive, so, even if our products ultimately get approved by the FDA, their success depends on our management's ability to sustain competitive

advantages. The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and are expected to be increasingly so in the future. Other larger and well funded companies have developed and are developing drugs that, if not similar in type to our drugs, are designed to address the same patient or subject population. Therefore, our lead product, other products in development, or any other products we may acquire or in-license may not be the best, the safest, the first to market, or the most economical to make or use. If a competitor's product is better than ours, for whatever reason, then we could make less money from sales, if we are able to generate sales at all. There are many reasons why a competitor might be more successful than us, including: • Most competitors have greater financial resources and can afford more technical and development setbacks than we can. • Most competitors have been in the drug-discovery and drug-development business longer than we have. They have greater experience than us in critical areas like clinical testing, obtaining regulatory approval, and sales and marketing. This experience and their name recognition give them a competitive advantage over us. • Some competitors may have a better patent position protecting their technology than we have or will have to protect our technology. If we cannot use our proprietary rights to prevent others from copying our technology or developing similar technology, then our competitive position will be harmed. • Some companies with competitive technologies may move through stages of development, approval, and marketing faster than we do. If a competitor receives FDA approval before us, then it will be authorized to sell its products before we can sell our products. The first company "to market" often has a significant advantage over latecomers; a second-place position could result in less-than-anticipated sales. • The recent completion of the sequencing of the human genome may result in an acceleration of competing products due to enhanced information about disease states and the factors that contribute to the disease.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In addition, our management has no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. Furthermore, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. If our management is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. We do not have any manufacturing facilities and expect to rely on one or more third-party manufacturers to properly manufacture any products we may develop or in-license and may not be able to quickly replace

manufacturing capacity without the use of a third party's manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with the Good Manufacturing Practices ("GMP") requirements, and the noncompliance could not be rapidly rectified. Our inability or reduced capacity to have any products we may develop or in-license manufactured would prevent us from successfully commercializing our proposed products. Our dependence upon third parties for the manufacture of our proposed products may adversely affect our profit margins and our ability to develop and deliver proposed products on a timely and competitive basis. Any delays in formulation and manufacturing objectives may cause a delay in our clinical program, and could have an adverse effect on any potential sales or profits.

We could occasionally become subject to commercial disputes that might harm our business by distracting our management from the operation of our business and by increasing expenses. If we do not prevail in such disputes, they could subject us to potential monetary damages and other remedies.

From time to time we can become engaged in disputes regarding our commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact of our financial position or operations. Even if we prevail in these disputes, they may distract our management from operating the business and the cost of defending these disputes would reduce operating results. We may be subject to product liability claims. The development, manufacture, and sale of pharmaceutical products would expose us to the risk of significant losses resulting from product liability claims. Although management intends to obtain and maintain product liability insurance to offset some of this risk, we may be unable to secure such insurance or we may not cover certain potential claims. We may not be able to afford to obtain product liability insurance due to rising costs in insurance premiums in recent years. If our management is able to secure insurance coverage, we may be faced with a successful claim in excess of our product liability coverage that could result in a material adverse impact on our business. If insurance coverage is too expensive or is unavailable, we may be forced to self-insure against product-related claims. Without insurance coverage, a successful claim against us and any defense costs incurred in defending us may have a material adverse impact on operations.

In-licensing of drug-development programs could result in operating difficulties, dilution and other harmful consequences.

We may seek to in-license certain technologies, but have only limited experience in these types of transactions. From time-to- time, management may engage in discussions regarding in-licensing or certain technologies management believes critical to our business. Any one of these transactions could have a material effect on our financial condition and operating results.

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand. Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are critically important assets.

Events outside of our management's control could jeopardize our ability to protect our

intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services, if any, are distributed. In addition, the efforts our management has taken to protect our intellectual property rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights is costly and time consuming, and the unauthorized use of our intellectual property could cause these costs to rise significantly and materially affect the operating results.

While our goal is to obtain patent protection for our innovations, they may not be patentable or our management may choose not to protect certain innovations that later turn out to be important for our business.

Even if we do obtain protection for our potential innovations, the scope of protection gained may be insufficient or a patent issued may be deemed invalid or unenforceable, as the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. The patenting process, enforcement of issued patents, and defense against claims of infringement are inherently costly and risky. We may not have the financial resources to defend our patents, thereby reducing our competitive position and our business prospects. Specific risks associated with the patent process include the following: • The United States or foreign patent offices may not grant patents of meaningful scope based on the applications we have already filed and those we intend to file. If our current patents do not adequately protect our drug molecules and the indications for their use, then management will not be able to prevent imitation and any product may not be commercially viable. • Some of the issued patents we now license may be determined to be invalid. If we have to defend the validity of our patents the costs of such defense could be substantial, and there is no guarantee of a successful outcome. In the event any of the patents in-licensed is found to be invalid, we may lose our competitive position and may not be able to receive royalties for products covered in part or whole by that patent under license agreements. • In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use discoveries or to develop and commercialize technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending the intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect us.

Although we try to avoid infringement, there is the risk that we may be sued for infringing patented technology owned by another person or entity.

For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent offices in foreign countries often publish patent applications for the first time six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. In addition,

defending or indemnifying a third party against a claim of infringement can involve lengthy and costly other legal actions, and there can be no guarantee of a successful outcome. Our management also seeks to maintain certain intellectual property as trade secrets. The secrecy of this information could be compromised by third parties, or intentionally or accidentally disclosed to others by our employees, which may cause us to lose any competitive advantage we enjoy from maintaining these trade secrets.

We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, which could require us to pay damages, and which could limit our ability to use certain technologies in the future.

Companies in the pharmaceutical, biopharmaceutical and biotechnology industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations by others of intellectual property rights. As our products get closer to commercialization, there is greater possibility that we may become subject to an infringement claim based on use of the technology such that we would be unable to continue using the technology without obtaining a license or settlement from third parties. Any intellectual property claims, whether merited or not, could be time-consuming and expensive to litigate and could cause us to divert critical management and financial resources to the resolution of such claims. We may not be able to afford the costs of litigation. Any legal action against us or our collaborators could lead to: • payment of damages, potentially treble damages, if we are found to have willfully infringed a party's patent rights; • injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or • we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property.

Because we operate in the highly technical field of drug discovery and development, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party during the course of the party's relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We rely on highly skilled personnel and, if unable to retain or motivate key personnel or hire additional qualified personnel, we may not be able to grow effectively.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of the organization. Competition in the industry for qualified employees is intense and it is likely that certain competitors will directly target some of our employees. Our continued ability to compete effectively depends on our ability to retain and motivate existing employees. Management may also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies and other emerging entrepreneurial companies, as well as universities and research institutions. Competition for such individuals is intense, and we may not be able to successfully recruit or retain such personnel. Attracting and retaining qualified personnel will be critical to our success. The CEO is not a majority shareholder and only has a minor role in daily operations and has major roles in other companies. Retaining him and/or replacing him with a qualified person may create hardship to the company and could hinder growth.

We must obtain governmental approval for each of our product candidates.

The development, production and marketing of our potential products are subject to extensive regulation by government authorities in the United States and most other developed countries. The process of obtaining approval from the Food and Drug Administration ("FDA") in the United States requires conducting extensive pre-clinical and clinical testing. We have limited experience in, and limited resources available for, regulatory activities. Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. Any of the following events can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations: • difficulty in securing additional centers to conduct trials; • difficulty in enrolling patients in conformity with required protocols or projected timelines; • unexpected adverse reactions by patients or a temporary suspension or complete ban on trials of our products due to adverse side effects; • clinical trials may not yield sufficiently conclusive results for regulatory agencies to approve the use of our lead product, other products in development, or any other products we may acquire or in-license; • there can be delays, sometimes long delays, in obtaining approval for its product candidates; • the rules and regulations governing product candidates can change during the review process, which can result in the need to spend time and money for further testing or review; • if approval for commercialization is granted, it is possible the authorized use will be more limited than we believe is necessary for commercial success, or that approval may be conditioned on completion of further clinical trials or other activities; and • once granted, approval can be withdrawn, or limited, if previously unknown problems arise with our human-use product or data arising from its use. These and other factors could delay marketing approval from the

FDA or cause us to fail to receive any approval from the FDA or other governmental authorities. Trials are expensive, time-consuming and difficult to design and implement. Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Further, the medical, regulatory and commercial environment for pharmaceutical products changes quickly and often in ways that we may not be able to accurately predict. The clinical trial process is also time-consuming, and we do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Significant delays may adversely affect our financial results and the commercial prospects for potential products or any other products we may acquire or in-license, and delay our ability to become profitable. Product development costs and the need for collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Furthermore, as failure can occur at any stage of the trials, we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: • changes to applicable regulatory requirements; • unforeseen safety issues; • determination of dosing issues; • lack of effectiveness in the clinical trials; • slower than expected rates of patient recruitment; • inability to monitor patients adequately during or after treatment; • inability or unwillingness of medical investigators to follow our clinical protocols; • inability to maintain a supply of the investigational drug in sufficient quantities to support the trials; and • suspension or termination of clinical trials for various reasons, including noncompliance with regulatory requirements or changes in the clinical care protocols and standards of care within the institutions in which our trials take place. In addition, we or the FDA may suspend the clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in any Investigational New Drug Applications ("IND") or the conduct of these trials. A number of companies in the biotechnology and drug development industries have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

The Company's Chief Executive Officer and Chief Science Officer are currently involved in pending personal legal matters related to former business entities.
Currently, the Company's Chief Executive Officer and Chief Science Officer are currently involved in pending legal matters. First, in 2021 Computer Law Group filed a civil suit against Benjamin Chang and Richard Chang, among others, this is currently an ongoing matter related to legal invoicing and Mr. Chang is working towards a settlement. Second, Mr. Chang currently is disputing a charge with the IRS related to a claim regarding payroll tax liability. These matters are ongoing but do not relate to PhorMed, Inc.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Prof Richard L. Chang	40,615,000	Common Stock	78.64%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Promissory Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,150,494 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 51,647,023 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

The rights, preferences, priviliges, and restrictions of any class of preferred stock may be designated by the board of directors at a future date.

Material Rights

There are no material rights associated with Preferred Stock.

Promissory Convertible Note

The security will convert into Common stock and the terms of the Promissory Convertible Note are outlined below:

Amount outstanding: $31,250.00

Maturity Date: November 05, 2020
Interest Rate: 20.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: The "Holder" can convert at any time or will convert by company at default

Material Rights

There are no material rights associated with Promissory Convertible Note.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,515,254.98
  Number of Securities Sold: 2,634,094
  Use of proceeds: Working Capital and R&D.
  Date: March 26, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company is an early to mid-stage clinical development company and is not yet revenue-generating. Therefore we do not have revenues, costs of goods sold or margins to compare.

Our primary goals are to find effecacy (usefulness) by way of clincial trials while continuing to find new uses for our technology. Primary spending has been in clincial development in ARDS and in administrative work prepared for the FDA and thw US patent office to perfect our intelectual property. As we make progress and advance our chechnology down the FDA's required path we will gain valuation and greater potential to marketability.

Currently, our highest expenses are related to general and administrative expenses

which increased from $242,872 in 2020 to $355,870 in 2021. However, our consulting expenses decreased from 2020 to 2021. In 2020 we operated with a net loss of -$948,160 and in 2021 we decreased our less to -$563,854.

Our industry requires a lot of capital and length research, development and testing so this will be the focus of our fundraising efforts.

Historical results and cash flows:

If increased investment dollars are generated a greater percentage of overall spend will go to R&D and other expense items will all decrease by percentage. While the previous 2.5 years capital spending was adminisrative heavy due to filing requirements, grant writing and clincial study design. Following years will reap the benefits from the past years with grant applications near ready for filing and clnical data from active clincial trials and expanding IP. We previouly relied heavily on selling equity which will continue until we have a product on the market. We will submit applications for grants within the next quarter while also reaching out to the financial community for support.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Capital resources include cash on hand and dollars in deposit hold at StartEngine from campaign 1 and a balance of current raised funds still to be drawn down from the end of campaign 1.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Campaign funds are our primary financial resource at this time. Other sources of funding will be from financial institutions, large-angel investors, and potential industry partners.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Currently, 98% of the funding has come from campaign raises and the funds raised from the campaign is necessary for the company to function.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise our minimum, we will not be able to continue our clinical trials and will require additional funding from other sources.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate from 2 to 2.5 years if we raise the maximum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will be sourcing institutional money in the coming months and/or partnerships in major to mid-size pharmaceutical and biotech companies.

Indebtedness

Related Party Transactions

- **Name of Entity:** RLC Holdings LLC
  Names of 20% owners: Richard L. Chang
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Consulting agreement with the company
  Material Terms: On May 15, 2020, RLC Holdings LLC (wholly owned by Richard L. Chang, father of CEO Ben Chang and Chief Science Officer of the Company) and the Company entered into a consulting agreement. RLC Holdings LLC was offered and did purchase 28,610,000 common shares at par value ($28,610) as a founder of the Company. Under the consulting agreement, RCL Holdings LLC, will be paid as to be paid $240,000 annually. As of December 31, 2021 and December 31, 2020, $145,000 and $150,000, respectively, was recorded as an outstanding liability as reflected on the Company's balance sheet included in accounts payable.

- **Name of Entity:** Imagic LLC
  Names of 20% owners: Ben Chang
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Imagic LLC has a consulting agreement with the company.
  Material Terms: On May 15, 2020, Imagic LLC (wholly owned by Ben Chang, Chief Executive Officer and Chairman of the Board of Directors of the Company) and the Company entered into a consulting agreement. Imagic LLC was offered and did purchase 2,500,000 common shares at par value ($2,500) as a founder of the Company. Under the consulting agreement, Imagic LLC, will be paid as to be

paid $276,000 annually. As of December 31, 2021 and December 31, 2020, $0 and $52,800, respectively, was recorded as an outstanding liability as reflected on the Company's balance sheet included in accounts payable.

- **Name of Entity:** Edward Pan
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On January 4, 2021, Edward Pan, investor, entered into a consulting agreement.
  Material Terms: Edward Pan was offered and he purchased 500,000 common shares at par value ($500) as a founder of the Company. Under the consulting agreement, Edward Pan was to be paid $60,000 annually. As of December 31, 2021, $20,000 was unpaid and accrued.

Valuation

Pre-Money Valuation: $51,647,023.00

Valuation Details:

Valuation Basis

The company calculated its pre-money valuation by first comparing the Market Cap of publicly traded biotech companies. Conditions to qualify are companies that have equal or less advancement of technologies in their pipeline in comparison to PhorMed. These conditions are as follows: The publicly traded companies must have at least 1 or 2 indications in a phase I/II or II clinical trials, but no more than 2; must not have any clinical trials in phase III; must be pre-revenue, and must not have any failed trials within the last 12 months.

A few of the companies used as comparables are listed here. Protagonist Therapeutics (PTGX) $300 million with 2 drugs in Phase II; XOMA Corporation (XOMA) $140 million with 1 drug in Phase II; Pieris Pharmaceuticals (PIRS) $230 million with 2 drugs in Phase I/II.

By using the lowest figure of $140 million, the company then discounted that amount by more than $100 million ($140mm less $101mm) to $39 million. The above valuation and all calculations and supporting information were prepared by the company without any independent third-party appraisal.

Additionally, an increase of valuation from 39,000,000 to 51,130,552.77 is due to the addition of a new asset, an Anti-Virus patent incorporating but not limited to a SARS-CoV2 (COVID-19) preventative, ARDS treatment, along with other possible uses, and the addition of $2 Million+ in funds raised for the advancement of clinical studies.

Valuation Disclaimers

The Company set its valuation internally, without a formal-third party independent

evaluation. Please note the company is pre-revenue and still in the development stages. Please refer to our Risk Factors.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, are converted to common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $31,250 in Convertible Promissory Note outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  50.0%
  Ad spend marketing and StartEngine support to help raise more funds

- *Research & Development*
  44.5%
  Continue research in existing clinical trials

If we raise the over allotment amount of $2,150,494.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  Ad placements to create awareness to our technology crowd funding raise and StartEngine to support our marketing needs.

- *Research & Development*
  50.0%
  Continue current clinical trials, manage all FDA administrative needs for a phase 2 study in AML or HL and contract clinical site for their support in phase 2 trials.

- *Company Employment*
  19.5%

Pay all labor costs including employees and third party contractors

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.phormed.com (https://www.phormed.com/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/phormed

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Phormed Inc

[See attached]

PhorMed, Inc.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
PhorMed, Inc.
Beverly Hills, California

Opinion

We have audited the financial statements of PhorMed Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the result of its operations and its cash flow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 14, 2022
Los Angeles, California

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of
PhorMed, Inc.
Beverly Hills, CA

Opinion

We have audited the accompanying financial statements of PhorMed, Inc. (a Nevada corporation) ("the Company"), which comprise the balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholder' equity, and cash flows for the year ended December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PhorMed, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of PhorMed, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations, does not have adequate cash reserves for future operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about PhorMed, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of PhorMed, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
May 5, 2021

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 105,694	$ 109,844
Prepaids and other current assets	-	11,415
Crowdfunding receivable	-	173,749
Total current assets	**105,694**	**295,008**
Property and equipment, net	1,626	2,196
Intangible assets, net	76,404	43,718
Total assets	**$ 183,724**	**$ 340,922**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 52,614	$ 225,800
Note payable	-	37,494
Other current liabilities	165,000	100,000
Due to related party	9,650	-
Total current liabilities	**227,264**	**363,294**
Total liabilities	**$ 227,264**	**$ 363,294**
STOCKHOLDERS' EQUITY		
Common Stock	41,088	40,000
Aditional Paid in Capital	1,510,086	958,488
Accumulated Deficit	(1,594,714)	(1,020,860)
Total stockholders' equity	**(43,540)**	**(22,372)**
Total liabilities and members' equity	**$ 183,724**	**$ 340,922**

See accompanying notes to financial statements.

PHORMED INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	355,870	242,872
Consulting expense	186,264	339,953
Research and development	25,135	275,759
Sales and marketing	6,585	83,665
Total operating expenses	573,854	942,249
Operating income/(loss)	(573,854)	(942,249)
Interest expense	-	5,911
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(573,854)	(948,160)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (573,854)**	**$ (948,160)**

See accompanying notes to financial statements.

PHORMED INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2021 and 2020

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Paid-In Capital	Accumulated deficit	Total Stockholders' Equity
Balance—December 31, 2019	**38,966,075**	**$ 38,966**	**$ -**	**$ (72,700)**	**$ (33,734)**
Issuance of common shares	1,033,914	1,034	958,488	-	959,522
Net income/(loss)	-	-	-	(948,160)	(948,160)
Balance—December 31, 2020	**39,999,989**	**$ 40,000**	**$ 958,488**	**$ (1,020,860)**	**$ (22,372)**
Issuance of common stock	1,088,428	1,088	551,598	-	**552,686**
Net income/(loss)	-	-	-	(573,854)	(573,854)
Balance—December 31, 2021	**41,088,417**	**$ 41,088**	**$ 1,510,086**	**$ (1,594,714)**	**$ (43,540)**

See accompanying notes to financial statements.

PHORMED INC.
STATEMENTS OF CASH FLOWS

As of December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(573,854)	$	(948,160)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		4,867		1,896
Changes in operating assets and liabilities:				
Prepaids and other current assets		11,415		(11,415)
Accounts Payable		(163,536)		202,800
Accrued Expenses		-		5,911
Crowdfunding receivable		173,749		(173,749)
Other current liabilities		65,000		100,000
Net cash provided/(used) by operating activities		**(482,359)**		**(822,717)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(2,636)
Purchases of Intangibles		(36,984)		(45,175)
Net cash used in investing activities		**(36,984)**		**(47,811)**
CASH FLOW FROM FINANCING ACTIVITIES				
Note payable		(37,494)		20,500
Issuance of common shares		552,686		959,522
Net cash provided/(used) by financing activities		**515,192**		**980,022**
Change in cash		(4,151)		109,494
Cash—beginning of year		109,844		350
Cash—end of year	**$**	**105,693**	**$**	**109,844**
Non Cash Investing and Financing Activities				
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

PhorMed, Inc., was formed on May 15, 2019 in the state of Nevada. The financial statements of PhorMed, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beverly Hills, CA.

PhorMed Inc. is a biotech company whose primary function is R&D in drug development and clinical research. It is focused is on developing treatments in cancer and neurology and the primary indications in the pipeline are AML, Hodgkin's Lymphoma and Parkinson's disease. The company's proprietary drug is a platform technology and a gene repair therapy/immunotherapy. The company's mission is to treat unmet medical needs by treating the cause rather than the symptom.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers	3 years

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of its medical products. The Company has not had any revenues for fiscal years 2021 and 2020.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $6,585 and $83,665, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and development expense for the years ended December 31, 2021 and December 31, 2020 amounted to $25,135 and $275,759 which is included in sales and marketing expense.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 14, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other assets comprise primarily prepaid expenses, accounts payable comprise primary trade payables, other current liabilities comprise primarily accrued expenses.

4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021		2020	
Computer Equipment	$	2,582	$	2,635
Property and Equipment, at Cost		**2,582**		**2,635**
Accumulated depreciation		(956)		(439)
Property and Equipment, Net	**$**	**1,626**	**$**	**2,196**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021 and 2020 was in the amount of $517 and $439 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,	2021		2020	
Patents	$	82,212	$	45,175
Intengible assets, at Cost		**82,212**		**45,175**
Accumulated amortization		(5,808)		(1,457)
Intangible assets, Net	**$**	**76,404**	**$**	**43,718**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 was in the amount of $4,351 and $1,457 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Preferred Stock

The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions and relative participating optional and other rights and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors.

Common stock

The Company is authorized to issue 100,000,000 shares of common shares with the par value of $0.001. As of December 31, 2021, and December 31, 2020, 41,088,417 and 39,999,989 shares of common stock have been issued and outstanding respectively. During the year ended December 31, 2019, the Company issued an aggregate 38,965,000 shares to its founding shareholders for services, and 1,075 shares were issued in conjunction with convertible notes. During the year ended December 31, 2020, and additional 2,050 shares were issued in conjunction with convertible notes.**Crowdfunding**

During the year ended December 31, 2019, the Company began an equity raise under Regulation CF. As of December 31, 2020 the Company had $173,349 held in escrow for funds yet to be released to the Company. Total shares issued under this arrangement as of December 31, 2020 was $1,031,864. The Company raised gross proceeds of $1,066,673 and after fees and holdbacks the Company received cash proceeds of $785,767 during the year ended December 31,

2020. As of December 31, 2020, the Company was due a total of $173,349 of escrowed funds from the raise. There was a holdback of $53,684 included in the escrowed funds that was released December 7, 2021, however the remaining $119,665 was paid to the Company during the first quarter 2021.

7. DEBT

Promissory Notes & Loans

During 2019, the Company has entered into two promissory notes in the aggregate amount of $10,750. During 2020, the Company entered into two additional promissory notes totaling $20,500. The notes were convertible at a price equal to 20% discount on the price of common shares sold during the Company's Crowdfunding offering, which were sold at $1.00/share. As of December 31, 2020, the Company would be required to issue roughly 47,000 shares upon full conversion of principal and interest. The details of the notes, the terms and outstanding balances are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Chiropractic Care Center	$ 10,000	20.00%	11/5/19	11/5/20	$ 333	$ 1,667	$ 11,667	$ -	$ 11,667	$ 333	$ 333	$ 11,083	$ -	$ 11,083
Peter Karlan Antiques	$ 750	20.00%	12/13/19	12/12/20	$ 150	$ 150	$ 900	$ -	$ 900	$ -	$ -	$ -	$ -	$ -
Rezaul Karin	$ 20,000	20.00%	1/30/20	1/30/21	$ 5,327	$ 4,327	$ 24,327	$ -	$ 24,327	$ -	$ -	$ -	$ -	$ -
John Fenner	$ 500	20.00%	1/17/20	1/17/21	$ 100	$ 100	$ 600	$ -	$ 600	$ -	$ -	$ -	$ -	$ -
Total	$ 31,250				**$ 5,911**	**$ 6,244**	**$ 37,494**	**$ -**	**$ 37,494**	**$ 333**	**$ 333**	**$ 11,083**	**$ -**	**$ 11,083**

The notes were converted during 2021, and as of December 31, there is no outstanding debt.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (171,238)	$ (282,931)
Valuation Allowance	171,238	282,931
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (475,863)	$ (304,625)
Valuation Allowance	475,863	304,625
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,594,714. Utilization of some of the federal and state NOL carryforwards to reduce future income

taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2020, the company entered a month-to-month rental contract with a certain landlord for shared workplace. As of December 31, 2021 and 2020, rent expenses were in the amount of $31,757 and $40,465 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2021 and December 31, 2020.

The Company is contingently liable to issue 20,000,000 shares upon clinical trial approval milestone to RCH LLC, which is expected to occur during fiscal years ending December 31, 2022 and December 31, 2023.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021 and December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

On May 15, 2020, RLC Holdings LLC (wholly owned by Richard L. Chang, father of CEO Ben Chang and Chief Science Officer of the Company) and the Company entered into a consulting agreement. RLC Holdings LLC was offered and did purchase 28,610,000 common shares at par value ($28,610) as a founder of the Company. Under the consulting agreement, RCL Holdings LLC, will be paid as to be paid $240,000 annually. As of December 31, 2021 and December 31,

2020, $145,000 and $150,000, respectively, was recorded as an outstanding liability as reflected on the Company's balance sheet included in accounts payable.

On May 15, 2020, Imagic LLC (wholly owned by Ben Chang, Chief Executive Officer and Chairman of the Board of Directors of the Company) and the Company entered into a consulting agreement. Imagic LLC was offered and did purchase 2,500,000 common shares at par value ($2,500) as a founder of the Company. Under the consulting agreement, Imagic LLC, will be paid as to be paid $276,000 annually. As of December 31, 2021 and December 31, 2020, $0 and $52,800, respectively, was recorded as an outstanding liability as reflected on the Company's balance sheet included in accounts payable.

On May 15, 2019, Dr. McCoy Moretz, Chief Operating Officer and Director entered into a consulting agreement. Dr. Moretz was offered and he purchased 2,500,000 common shares at par value ($2,500) as a founder of the Company. Under the consulting agreement, Dr. Moretz was to be paid $120,000 annually. As of December 31, 2021 and December 31, 2020, 0$ and $100,000, respectively was unpaid and accrued.

On January 4, 2021, Edward Pan, investor, entered into a consulting agreement. Edward Pan was offered and he purchased 500,000 common shares at par value ($500) as a founder of the Company. Under the consulting agreement, Edward Pan was to be paid $60,000 annually. As of December 31, 2021, $20,000 was unpaid and accrued.

During the year ended December 31, 2021 the Company loaned $9,650 from its members. As of December 31, 2021 amount due to members was $9,650.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $1,594,714, an operating cash flow loss of $482,359 and liquid assets in cash of $105,694. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through March 14, 2022, the issuance date of these financial statements. There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Start Investing | Edit My Campaign

This offering is not live or open to the public at this moment.

PhorMed

Utilizing Gene Repair Therapy to Treat Diseases


PhorMed
Discovering new approaches to treatment utilizing Gene Repair Therapy

Website | Century City, CA

$0.00 raised

$2,515,255 previously crowdfunded

0 Investors	$51.6M Valuation
$1.00 Price per Share	$500.00 Min. Investment
Common Shares Offered	Equity Offering Type
$2.15M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

PhorMed is a Biotech Company paving the way in the advancement of a Gene Repair Therapy with our lead drug internally called RP-323. Our drug has the ability to repair cells allowing the body to then recover. PhorMed's technology is special as we have the potential to be the first to treat a variety of disorders such as Parkinson's disease and Acute Respiratory Distress Syndrome, caused by COVID-19, the primary culprit for loss of life. We are also looking to replace chemotherapy as a first-line treatment in disorders such as Acute Myeloid Leukemia and Hodgkin's Lymphoma.

Reasons to Invest

- Our goal is to replace **CHEMOTHERAPY** treatment with an **ALTERNATIVE TREATMENT** that, if we make it to market, would **NOT REQUIRE HOSPITAL STAYS** in most cases.
- Our drug can potentially treat multiple diseases resulting in a greater chance of success and larger market potential, a combined overall market potential of over $12 billion per year.
- We have a highly credentialed team. Our key personnel and advisory board members have compiled a combined 565 peer reviewed publications and abstracts. PhorMed has raised over $2.5 million and gained more than 4,100 total shareholders, and 8,800+ followers.

Bonuses

You qualify for the following bonus. This will be applied on top of any other rewards:

Loyalty Bonus — As you have previously invested in Phormed, you are eligible for additional bonus shares. +10%

OVERVIEW

Discovering new approaches to therapy in the field of Genomic Medicine


Who We Are
A clinical stage biopharmceutical company developing our compound
Therapy


PhorMed's lead technology
RP-323
is a Gene Repair Therapy


What We Do
RP-323's wide range of activities allowed the creation of a platform technology with the potential to treat a variety of diseases
RP-323 has the ability to target multiple cell lines in Oncology, Neurology and Anti-Virus
Our mission is to treat unmet medical needs by treating the cause and in some cases, the symptom

THE PROBLEM

Problematic CHEMOTHERAPY as a treatment or at times NO AVAILABLE OPTIONS


Acute Myeloid Leukemia (AML)
Hodgkin's Lymphoma (HL)
Parkinson's disease (PD)
Anti-Virus (COVID-19)


Our drug has the chance to alter the way these diseases are treated

THE SOLUTION

Our goal is to REPLACE CHEMOTHERAPY in selected Oncology markets and offer new options for all diseases we are attempting to treat


Gene Repair Therapy

We focus on treating diseases through Gene Repair Therapy


Non-Invasive Treatment
Administered through IV infusion

THE MARKET

These deadly diseases are widespread

The world market for drugs treating HL is projected to post a compound annual growth rate (CAGR) of 14.75% for the forecast period of 2022-2026. The same projections expect the market to reach $1.85 billion by 2026.

The CAGR of the AML market is expected to be around 14% over the next five years, and is expected to top $2.22 billion by 2026.

The PD world drug market is expected to reach $8.38 billion at CAGR of 8.1% by 2026.

Combined, the total annual market for three of our drug's potential uses could reach close to $12.45 billion by 2026.

The COVID-19 market is still to be determined.


Total Addressable Market
~$12.45 Billion*
Drugs Treating Hodgkin's Lymphoma, 2026
$1.85B
Acute Myeloid Leukemia Market, 2026
$2.22B
Parkinson's disease Market, 2026
$8.38B
COVID-19 Treatment Market
TBD*

Initial studies have shown our treatments are non-toxic with limited side effects.

Chemotherapy has long-lasting and potentially devastating side effects and can severely damage and kill healthy cells.

Depending on the severity of a disease when our drug is administered, a majority of treatment recipients will not be required to have hospital stays thanks to the limited side effects and unobtrusive nature of the drug. We believe our treatment will be a safer and non-toxic alternative for a variety of applications including cancer, viruses and neurological disorders.


How We Are Different

OUR TRACTION

Our drug has been proven to be safe by the FDA in early studies

Our drug has been found to be safe for use in humans after the completion of the Phase 1 study. We are allocating a large majority of our funds towards clinical research and are actively proceeding with next steps in clinical research for all our indications.

RP-323 originally conducted a Phase I trial in 2004-2005. For human FDA trials, there are only three phases prior to entering into the marketplace. Those are Phase 1, Phase 2, Phase 3. Once Phase 1 is complete, the FDA may require an abbreviated safety phase to be included within the Phase 2 study which they call phase 1/2 or I/II. The 1 (I) portion of 1/2 (I/II) is an abbreviated safety step. Once the abbreviated safety step is completed companies move directly to starting Phase 2 (II). As of 2022, PhorMed is currently in phase 1/2 (I/II). We are not currently active in a trial at this time however we are in preparation for this next phase.

With your help and proper funding, we expect to eventually complete Phase 2 in all our clinical trials and move into the last stages of testing and finally into the hands of patients who need better options.


PhorMed

Why Invest

Help us modernize the medical industry by making medicine safer and less costly

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

PhorMed is a clinical stage biotech company with a drug internally called RP-323. Our drug is unique in that it is a platform technology, which means one drug having the ability to treat a variety of diseases.

Our goal is to treat unmet medical needs for diseases such as COVID-19, AML, Hodgkin's Lymphoma and Parkinson's disease.

As an example we are attempting to address the current health crisis affecting us all, that of COVID-19. We are researching RP-323 to be a preventative; and if a patient does contract the virus, we look to treat certain symptoms like Acute Respiratory Distress Syndrome which is a severe inflammation in the lungs. ARDS is alarming in that in severe cases it can cause death.

PhorMed's drug will utilize Gene Repair Therapy and it is our goal to address these diseases by taking advantage of the unique properties of RP-323. RP-323 works at the molecular level, having the ability to identify mutated cells and repair the cell's DNA, allowing the DNA to function properly. It does this through multiple processes, which can be interrupted by a disease state, including differentiation, which is a normal function in the development of diseases

RP-323 has the potential to cut a protein small enough to penetrate the cell, and will take the cut protein through the cell membrane, where it can enter the nucleus, and use that protein to repair the damaged DNA of the cell.

When one of the proteins in the signaling pathway is mutated, it can become stuck in the "on" or "off" position within the DNA, which is a cause in the development of many of the diseases we are presently studying. RP-323 can add the needed protein to the DNA, turning the switch on or off, clearing the pathway, allowing the DNA to be repaired and producing a change such as cell division, allowing the cell to function the way it was intended, and provides a new treatment methodology promoting the activation of substances that help to bring about a biochemical reaction by giving the body a chance to heal

Thank you for listening and be well.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
  $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

040105

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of
Barbara K. Cegavske
Secretary of State
State of Nevada

Document Number
20190212083-98

Filing Date and Time
05/15/2019 3:13 PM

Entity Number
E0227782019-0

Articles of Incorporation

(PURSUANT TO NRS CHAPTER 78)

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: PHORMED INC

2. Registered Agent for Service of Process: (check only one box)

[X] Commercial Registered Agent: SPRING VALLEY SOLUTIONS, LLC
Name

[ ] Noncommercial Registered Agent (name and address below) **OR** [ ] Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity

Street Address | City | Nevada | Zip Code

Mailing Address (if different from street address) | City | Nevada | Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares *with par value:* 110000000 Par value per share: $ 0.001 Number of shares *without par value:* 0

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) MCCOY MORETZ
Name
9735 WILSHIRE BLVD, #216 | LOS ANGELES | CA | 90212
Street Address | City | State | Zip Code

2)
Name
Street Address | City | State | Zip Code

5. Purpose: (optional; required only if Benefit Corporation status selected)

The purpose of the corporation shall be:
ANY LEGAL PURPOSE

6. Benefit Corporation: (see instructions) [ ] Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

MCCOY MORETZ
Name

X MCCOY MORETZ
Incorporator Signature

9735 WILSHIRE BLVD, #216 | LOS ANGELES | CA | 90212
Address | City | State | Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X SPRING VALLEY SOLUTIONS, LLC
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity

5/15/2019
Date

This form must be accompanied by appropriate fees.

ARTICLES OF INCORPORATION

OF

PHORMED INC

ARTICLE I
NAME

The name of the corporation shall be PhorMed Inc. (hereinafter, the "Corporation").

ARTICLE II
REGISTERED OFFICE

The initial office of the Corporation shall be 9735 Wilshire Blvd, Suite 216, Beverly Hills, CA 90212. The initial registered agent of the Corporation shall be Spring Valley Solutions, LLC, 4955 S. Durango Rd. Ste. 165, Las Vegas, NV 89113. The Corporation may, from time to time, in the manner provided by law, change the resident agent and the registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

ARTICLE III
CAPITAL STOCK

Section 1. *Authorized Shares.* The aggregate number of shares which the Corporation shall have authority to issue is one hundred-ten million (110,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue one hundred million (100,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article III.

Section 2. *Common Stock.*

(a) *Dividend Rate.* Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the "**Articles**") or the Nevada Revised Statues (hereinafter, the "**NRS**"), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

(b) *Voting Rights.* Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

(c) *Liquidation Rights.* In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares

of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d) *No Conversion, Redemption, or Preemptive Rights.* The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(e) *Consideration for Shares.* The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Section 3. *Preferred Stock.*

(a) *Designation.* The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

(b) *Certificate.* Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative,

participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the NRS.

Section 4. *Non-Assessment of Stock.* The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

ARTICLE IV
DIRECTORS AND OFFICERS

Section 1. *Number of Directors.* The members of the governing board of the Corporation are styled as directors. The board of directors of the Corporation shall be elected in such manner as shall be provided in the bylaws of the Corporation. The board of directors shall consist of at least one (1) individual and not more than thirteen (13) individuals. The number of directors may be changed from time to time in such manner as shall be provided in the bylaws of the Corporation.

Section 2. *Initial Directors.* The name and post office box or street address of the director(s) constituting the initial board of directors is:

Name	**Address**
McCoy Moretz	9735 Wilshire Blvd, Suite 216, Beverly Hills, CA 90212

Section 3. *Limitation of Liability.* The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

Section 4. *Payment of Expenses.* In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation or member, manager, or managing member of a predecessor limited liability company or affiliate of such limited liability company or while serving in any capacity at the request of the Corporation as a director, officer, employee, agent, member, manager, managing member, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, or other enterprise, shall be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that an officer or director is successful on the merits in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense. Notwithstanding anything to the contrary contained herein or in the bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder, including, but not

limited to, in connection with such person being deemed an Unsuitable Person (as defined in Article VII hereof).

Section 5. *Repeal And Conflicts.* Any repeal or modification of Sections 3 or 4 above approved by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification. In the event of any conflict between Sections 3 or 4 above and any other Article of the Articles, the terms and provisions of Sections 3 or 4 above shall control.

ARTICLE V
COMBINATIONS WITH INTERESTED STOCKHOLDERS

At such time, if any, as the Corporation becomes a "resident domestic corporation", as that term is defined in NRS 78.427, the Corporation shall not be subject to, or governed by, any of the provisions in NRS 78.411 to 78.444, inclusive, as may be amended from time to time, or any successor statute.

ARTICLE VI
BYLAWS

The board of directors is expressly granted the exclusive power to make, amend, alter, or repeal the bylaws of the Corporation pursuant to NRS 78.120.

IN WITNESS WHEREOF, the Corporation has caused these articles of incorporation to be executed in its name by its Incorporator on May 15, 2019.

/s/ McCoy Moretz
McCoy Moretz

180304

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Registered Agent Acceptance

(PURSUANT TO NRS 77.310)

This form may be submitted by: a Commercial Registered Agent, Noncommercial Registered Agent or Represented Entity. For more information please visit http://www.nvsos.gov/index.aspx?page=141

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Acceptance of Appointment by Registered Agent

In the matter of PHORMED INC

Name of Represented Business Entity

I, Spring Valley Solutions, LLC am a:

Name of Appointed Registered Agent *OR* Represented Entity Serving as Own Agent*

(complete only only one)

a) [X] commercial registered agent listed with the Nevada Secretary of State,

b) [ ] noncommercial registered agent with the following address for service of process:

Street Address	City	Nevada	Zip Code
Mailing Address (if different from street address)	City	Nevada	Zip Code

c) [ ] represented entity accepting own service of process at the following address:

Title of Office or Position of Person in Represented Entity

Street Address	City	Nevada	Zip Code
Mailing Address (if different from street address)	City	Nevada	Zip Code

and hereby state that on 04/19/2019 (Date) I accepted the appointment as registered agent for the above named business entity.

X [signature]

Authorized Signature of R.A. or On Behalf of R.A. Company

Date: 4/19/2019

*If changing Registered Agent when reinstating, officer's signature required.

X

Signature of Officer

Date

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, Barbara K. Cegavske, the duly elected and qualified Nevada Secretary of State, do hereby certify that **PHORMED INC**, did on May 15, 2019, file in this office the original Articles of Incorporation; that said Articles of Incorporation is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on May 15, 2019.

Barbara K. Cegavske

Barbara K. Cegavske
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20190515-1925